Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 7

DATED OCTOBER 5, 2007

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 7 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 6 dated September 25, 2007.  This supplement updates certain information in the prospectus sections entitled “Prospectus Summary,” “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution,” as described below.  You should read this Supplement No. 7 together with our prospectus dated August 1, 2007 and the foregoing supplement thereto.

This Supplement No. 7 includes references to certain trademarks.  The Courtyard by Marriott® trademark is the property of Marriott International, Inc. or one of its affiliates.  For convenience, the trademark symbol has been omitted but will be deemed to be included wherever the above-referenced term is used.

Prospectus Summary

This subsection modifies the discussion contained in the prospectus under the heading “Prospectus Summary – Inland American Real Estate Trust, Inc.,” which begins on page 1 of the prospectus, and all similar discussions appearing throughout the prospectus.

Our initial public offering commenced on August 31, 2005 and was terminated as of the close of business on July 31, 2007. We sold a total of 469,598,762 shares in the “best efforts” public offering and a total of 9,720,990.849 shares pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of approximately $4,788,337,083.

Business and Policies

Our Assets

Our Joint Ventures

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies – Our Assets – Our Joint Ventures,” which begins on page 132 of the prospectus.

Stone Creek Crossing, L.P. On September 24, 2007, we, through a wholly owned subsidiary, entered into an agreement with Direct Retail, L.L.C. (referred to herein as “Direct Retail”) to form “Stone Creek Crossing GP, L.L.C.,” referred to herein as the “general partner.”  Also on September 24, 2007, the general partner, our subsidiary and S&D Investments 06-4, J.V., an unaffiliated third party (referred to herein as “S&D”), entered into an agreement to form a joint venture to be known as “Stone Creek Crossing, L.P.”  The purpose of the venture is to acquire certain land located in San Marcos, Texas and then to develop and construct a commercial real estate shopping center on that land in two phases.  The venture has a term of ten years.

The total cost of acquiring and developing the land is expected to be approximately $76.1 million for both phases of the project.  On October 1, 2007, we contributed $25.7 million, or 100% of the capital, to the venture.  Also on October 1, 2007, the venture entered into an approximately $38.6 million loan with an unaffiliated third party to fund another portion of the development costs.  This loan bears interest based on a floating rate of thirty-day LIBOR plus 225 basis points per annum, equal to an effective interest rate of 7.37% as of October 1, 2007, and matures on October 1, 2010.  The venture will fund the remaining costs to develop the property by selling certain parcels of the land as well as certain sitework reimbursements from Target Corporation and J.C. Penny Properties, Inc..  In the event that the actual construction and development costs exceed the amount budgeted for development, S&D will be required to make a capital contribution to cover the excess costs, not to exceed 150% of the total development fees received by Direct Retail, as described below.  If S&D is unable to fully fund any excess cost, we may, but are not required to, contribute additional monies to fund the excess (referred to herein as our “overrun contribution”).

The venture will pay quarterly distributions as follows: (1) first, to us in an amount equal to 15% per annum, cumulative and compounded annually, on our overrun contribution; (2) next, to us until our overrun contribution has been reduced to zero; (3)  next, to us in an amount equal to 11% per annum, cumulative and compounded annually, on our aggregate capital contribution, excluding any overrun contribution; (4) next, to us until our aggregate capital contribution, excluding any overrun contribution, has been reduced to zero; and (5) thereafter, to S&D.

The general partner will manage the business of the venture, and all of the individual management duties have been specifically delegated to Direct Retail.  However, certain “key decisions,” such as: disposing of or financing the development project, approving or amending any development budget, admitting a new member to the general partner and dissolving the general partner or the venture, will require the joint consent of us and Direct Retail.  As compensation for performing certain management services, Direct Retail will be entitled to receive a construction management fee equal to $250,000 and a development fee equal to 4.5% of the $49.4 million of the budgeted hard costs of the project, less retainage.  Additionally, once any tenant takes possession of the property, an affiliate of Direct Retail will manage the property and be paid a management fee equal to 2% of the gross receipts derived from the development project.  In the event that Direct Retail determines that any portion of the project should be developed as a hotel, or sold to a hotel developer, we or our nominee will have the right to be the hotel developer for that portion of the project, subject to the terms and conditions proposed by Direct Retail.

If the venture has not commenced foundations and erected steel on all sites on all phases of the property by October 1, 2011, we may elect to cause the venture to repay our capital contribution plus any unpaid portion of our 11% preferred return.  We must exercise this option by November 23, 2011.  In addition, if, after twelve months from the date that the project is completed, we or S&D desire to purchase or sell our or its interest in the venture, we or S&D, as the case may be, must offer to purchase or sell the interest to the other partner, and the other partner must either sell its own interest or to purchase the first partner’s interest in accordance with specific provisions forth in the venture agreement.

Our Operating Companies

This subsection updates the discussion contained in the prospectus under the heading “Business and Policies – Our Assets – Our Operating Companies – Proposed Acquisition of Apple Hospitality Five, Inc.,” which begins on page 137 of the prospectus.

Acquisition of Apple Hospitality Five, Inc.  On October 5, 2007, we consummated the previously disclosed merger among us, our wholly-owned subsidiary, Inland American Orchard Hotels, Inc., and Apple Hospitality Five, Inc., referred to herein as "Apple." Prior to the closing of the merger, we defeased a loan secured by the Courtyard by Marriott hotel located in Harlingen, Texas, which we acquired in connection with the merger. The outstanding principal amount of this loan at the time of the defeasance was approximately $4.5 million. As a result of the defeasance, we substituted other income-producing collateral for the Harlingen hotel. By defeasing this loan prior to the closing of the merger , we were not required to obtain the lender’s consent to the merger.

Our Investments and Lending Partnerships

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies – Our Assets – Our Investments and Lending Partnerships  – Our Lending Partnerships,” which begins on page 143 of the prospectus.

On October 1, 2007, our subsidiary, IA Orland Sand, L.L.C.  terminated its loan participation agreement with Inland Real Estate Corporation (referred to herein as "IRC") by paying IRC approximately $10.4 million in cash,  in exchange for IRC's 25% interest in the loan.

Description of Real Estate Assets

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.  Specifically, the table below provides summary information, by segment, regarding the location, gross leasable area in square feet (“GLA”), where applicable, and character of the properties acquired during the period beginning September 17, 2007 and ending October 3, 2007. Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.

On September 21, 2007 and September 25, 2007, respectively, we purchased fee simple interests in two retail properties known as Forest Plaza and Lakeport Commons, as described in the following table.  We purchased Forest Plaza for $18.5 million, including the assumption of an approximately $2.3 million mortgage loan, as described in additional detail in “ – Financing Transactions” below.  We purchased Lakeport Commons for approximately $52 in cash and equivalents, and may later borrow monies using the property as collateral.

Retail Properties	Date Acquired	Year Constructed or Renovated	GLA Occupied	% Occupied as of 10/01/07	No. of Tenants as of 10/01/07	Total GLA	Mortgage Payable ($)

Forest Plaza –Fond Du Lac, Wisconsin	09/21/07	2004, 2007	54,041	95	7	56,941	2,264,493
Lakeport Commons –Sioux City, Iowa	09/25/07	2005 - 2006	256,004	91	26	282,260	-

On September 28, 2007, we purchased fee simple interests in a portfolio of eleven cold storage facilities collectively known as the Atlas Cold Storage Portfolio, as summarized in the following table and as described in additional detail in “ – Significant Acquisitions” below.  We purchased this portfolio for approximately $170.7 in cash and equivalents, and may later borrow monies using these properties as collateral.

Industrial/Distribution Properties	Date Acquired	Year Constructed or Renovated	GLA Occupied	% Occupied as of 10/01/07	No. of Tenants as of 10/01/07	Total GLA	Mortgage Payable ($)

Atlas Cold Storage Portfolio –Various Locations	09/28/07	1970 - 2006	1,896,815	100	11	1,896,815	-

Significant Acquisitions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Significant Acquisitions,” which begins on page 159 of the prospectus.

We have identified the following property portfolio as a significant acquisition.

Atlas Cold Storage Portfolio (Sale-Leaseback).  On September 28, 2007, we purchased fee simple interests in a portfolio of eleven cold storage facilities collectively known as the Atlas Cold Storage Portfolio.  The properties contain approximately 1.9 million aggregate gross leasable square feet located in four states. We purchased this portfolio from unaffiliated third parties, Atlas Cold Storage America, LLC and Atlas Cold Storage USA, Inc., for approximately $170.7 million.  We funded the purchase price at closing entirely from our cash and equivalents.  We may later borrow monies using these properties as collateral. We leased each of the properties to the sellers’ affiliate, Atlas Cold Storage Company, for terms ranging from ten to twenty years pursuant to leases that require the lessee to pay all taxes, insurance and maintenance expenses from use of the property.

The Atlas Cold Storage Portfolio consists of the following properties:

	Year	Year of Lease	Base Rent Per	Approximate GLA (Sq. Ft.)	Allocated Purchase
Property/Address	Built	Expiration (1)	Annum ($)(2)	Square Feet	Price ($)

86 Jackson Concourse –Pendergrass, Georgia	1995	2027	1,945,864	243,233	26,964,115
1860 Candler Road –Gainesville, Georgia	1990	2027	1,021,056	127,632	14,148,919
215 Industrial Park Road –Cartersville, Georgia	1998	2027	1,075,440	179,240	14,902,526
2006 Industrial Boulevard –Douglas, Georgia	1985	2027	520,392	86,732	7,211,146
6765 Imron Drive –Belvidere, Illinois	1991	2027	1,323,364	189,052	18,338,044
240 Chester Street –St. Paul, Minnesota	1970-1972	2017	1,098,320	219,664	15,219,577
7130 Winnetka Avenue North –Brooklyn Park, Minnesota	1986-2000	2022	897,925	128,275	12,442,676
17113 County Road –New Ulm, Minnesota	1973-1996	2017	809,955	269,985	11,223,662
1000 Artic Avenue –Zumbrota, Minnesota	1996-2006	2026	1,364,176	170,522	18,903,582
1619 Antioch Church Road –Piedmont, South Carolina	1988-1995	2027	1,794,560	224,320	24,867,474
2130 Old Georgia Highway –Gaffney, South Carolina	1995	2027	465,280	58,160	6,447,451

Totals			12,316,332	1,896,815	170,669,172

(1) Each lease may be extended for four additional five-year terms.

(2) The base rent per annum for each property will increase 1.75% each year.

Potential Acquisitions

This subsection, which begins on page 168 in the “Description of Real Estate Assets” section of the prospectus, has been updated and modified as follows:

We have identified the following properties as potential acquisitions:

The Woodlands Waterway® Marriott Hotel & Convention Center.  We anticipate acquiring fee simple and leasehold interests in the property known as The Woodlands Waterway® Marriott Hotel & Convention Center, located at the intersection of Lake Robbins Drive and Six Pines Drive in the heart of The Woodlands Town Center campus in The Woodlands, Texas.  The property was built in 2002.  The property contains a full service hotel with 341 rooms.  If we purchase this property, we anticipate that the hotel would continue to be managed by its current manager, Marriott International, Inc., referred to herein as “Marriott.”  We would pay Marriott a property management fee equal to 3.0% of the hotel’s gross revenue, and would pay our Property Manager a monthly oversight fee of up to 1.0% of the hotel’s gross revenue.  In return for this management agreement, Marriott would guarantee certain operating profits for fiscal years 2007, 2008 and 2009.  If we do not achieve operating profits of $10.6 million in 2007, $11.4 million in 2008 and $11.3 million in 2009, Marriott would guarantee the payment to us of up to $2 million per year, in an aggregate amount not to exceed $4 million.  Marriott also would have certain consent rights regarding the transfer of the hotel.

The property also includes a leasehold interest in an adjoining 70,000 square foot conference center.   The seller presently leases the conference center and 22,000 square feet of hotel meeting space under a long-term ground lease with the Town Center Improvement District of Montgomery County, Texas as lessor. The lease for this space commenced in June 2001 and has over ninety years remaining in its term.  The annual ground lease rent for this space is approximately $100 per annum.  We anticipate purchasing the fee simple interest in the hotel and the leasehold interests the conference center and hotel meeting space for approximately $137 million.  We have made an initial non-refundable deposit of $5 million against the purchase price of which $2 million was paid on August 23, 2007 and $3 million was paid on October 3, 2007, respectively.  If acquired, we will likely enter into a mortgage loan in the principal amount of $68.5 million and will pay the remaining amount of the purchase price, approximately $63.5 million, in cash and equivalents at closing.  We have not entered into any commitments or agreements to fund any new borrowings.  We may, under certain circumstances, prepay the unpaid principal balance of the loan in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.  Our obligation will be secured by a first priority mortgage on the property.

SunTrust Bank Portfolio (Sale-Leaseback).  We anticipate purchasing fee simple interests in a portfolio of 208 single tenant retail banking facilities and eight office buildings collectively known as the SunTrust Bank Portfolio.  The properties contain approximately 1,149,131 aggregate gross leasable square feet and are located in eight states and the District of Columbia.  We anticipate purchasing these properties from an unaffiliated third party, SunTrust Bank, for approximately $374.9 million in cash, and may later borrow monies using these properties as collateral. We have made an initial non-refundable deposit of $9.4 million against the purchase price.  This deposit will be refunded to us if closing fails to occur by December 28, 2007 as a result of the seller’s breach of the purchase agreement.  Additionally, if we do not purchase any of the individual properties as a result of title defects or the seller’s breach of its representations and warranties in the purchase agreement, or because the property has been taken by eminent domain or has been destroyed, the amount of the deposit that has been allocated to that property(ies) in the purchase agreement will be refunded to us.

SunTrust Bank will lease all of the retail banking facilities in the portfolio for a term of ten years, commencing in December 2007 and terminating in December 2017.  SunTrust may renew each of these leases for an additional term of ten years, and then for six additional five-year terms.  Each of the leases requires SunTrust Bank to pay all taxes, insurance and maintenance expenses from use of the property.

A breakdown of the properties in this portfolio by location follows:

	Number of	Gross Leasable	Approximate Allocated	Average Base
Location	Properties	Square Feet	Purchase Price ($)	Rental Income ($)(1)(2)

Alabama	2	9,508	2,900,000	209,176
Florida	77	407,805	150,600,000	10,843,693
Georgia	38	243,977	75,900,000	5,462,930
Maryland	9	42,283	26,400,000	1,899,745
North Carolina	37	141,885	43,100,000	3,101,268
South Carolina	7	24,949	8,900,000	639,715
Tennessee	24	106,800	29,000,000	2,091,196
Virginia	23	169,179	35,400,000	2,555,631
Washington D.C.	1	2,745	2,700,000	192,150

Total	218	1,149,131	$374,900,000	26,995,504

(1)  The terms of these leases represent the terms of the leases that we expect to enter into if we purchase this portfolio.

(2)  The base rent per annum for each property is expected to increase 1.75% each year.

SunTrust Bank is the principal banking subsidiary of SunTrust Banks, Inc., referred to herein as "STI," a financial holding company with its headquarters in Atlanta, Georgia.  According to filings made by STI with the SEC, STI reported net income available to common shareholders of $1,187.8 million and $2,109.7 million for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively, and diluted earnings per average common share equal to $3.33 and $5.82 for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.  SunTrust Bank operates primarily within Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee, Virginia, and the District of Columbia.

Financing Transactions

This subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.  Specifically, the table below summarizes, for the period beginning September 17, 2007  and ending October 3, 2007, the material terms of any outstanding loans that we or our subsidiaries obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date

Forest Plaza (1)	09/21/2007	2,264,493	5.750%	04/01/2015

     (1)  This loan was assumed at the acquisition of the property.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 251 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of October 5, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	20,449,075	204,490,750	21,471,529	183,019,221

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,249,415

Shares sold pursuant to our distribution reinvestment plan in the follow on offering:	1,508,792	14,333,524	-	14,333,524

Shares repurchased pursuant to our share repurchase program:	(793,060)	(7,335,808)	-	(7,335,808)

	500,504,560	5,000,025,551	514,550,234	4,485,475,317

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.